UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 3)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

FS KKR Capital Corp.
(Name of Subject Company (Issuer))

KKR Alternative Assets L.P.
KKR Alternative Assets Limited
(Name of Filing Person (Offeror))

Common stock, par value $0.001 per share
(Title of Class of Securities)

302635206
(CUSIP Number of Class of Securities)

Noah Greenhill, Esq.
KKR Alternative Assets L.P.
30 Hudson Yards
New York, NY 10001
(212) 750-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Kenneth Wallach, Esq.
Lesley Peng, Esq.
Patrick Baron, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
(212) 455-2000

 (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by KKR Alternative Assets L.P., a Delaware limited partnership (the “Purchaser”), on May 12, 2026, as amended by Amendment No. 1 filed on May 22, 2026 and Amendment No. 2 filed on June 2, 2026 (as amended, the “Schedule TO”) in connection with the Purchaser’s offer to purchase up to $150,000,000 in aggregate amount of shares of common stock, par value $0.001 per share (the “Shares”), of FS KKR Capital Corp., a Maryland corporation, at a price equal to $11.00 per share, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 12, 2026, as amended by Amendment No. 1 to the Schedule TO and Amendment No. 2 to the Schedule TO (the “Offer to Purchase”), which was previously filed with the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal”), which was previously filed with the Schedule TO as Exhibit (a)(1)(B), which, together with Amendment No. 1 to the Schedule TO, Amendment No. 2 to the Schedule TO and this Amendment collectively constitute the “Offer.”

KKR Alternative Assets Limited, the general partner of the Purchaser, is being named as a bidder in in this Amendment because it is deemed to control the Purchaser, but otherwise is not participating in the Offer.

This Amendment is being filed because the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, expired on June 4, 2026, at 11:59 p.m., New York City time. Accordingly, the Antitrust Condition to the Offer has been satisfied, and the Purchaser is extending the Expiration Date of the Offer from 11:59 p.m., New York City time, on June 9, 2026 to 11:59 p.m., New York City time, on June 11, 2026.

Kroll Issuer Services US, the depositary for the Offer, has advised the Purchaser that, as of 5:00 p.m., New York City time, on June 4, 2026, an aggregate of approximately 413,270 Shares were validly tendered and received, and not properly withdrawn, pursuant to the Offer.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the Items in this Amendment. This Amendment should be read together with the Schedule TO. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO and the Offer to Purchase.

Items 1 through 11.

Items 1 through 11 of the Schedule TO are hereby amended as specifically set forth herein. This Amendment is being filed in part to extend the Expiration Date of the Offer from 11:59 p.m., New York City time, on June 9, 2026 to 11:59 p.m., New York City time, on June 11, 2026. All references to the “Expiration Date” shall be deemed to refer to 11:59 p.m., New York City time, on June 11, 2026, unless the Offer is further extended. The Offer to Purchase and the Letter of Transmittal are also hereby amended to reflect the Expiration Date as so amended.

Items 4 and 11.

The disclosure in the Offer to Purchase and Items 4 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

Section 13 — “Conditions of the Offer” is amended and supplemented by adding the following to the end of the first paragraph of such Section:

“The waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, expired, effective June 4, 2026, at 11:59 p.m., New York City time. Additionally, the Offer is not subject to any clearances or authorizations required under the antitrust laws of any other jurisdiction. Accordingly, the Antitrust Condition to the Offer has been satisfied.”

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO-T filed by the Purchaser on May 12, 2026).

(a)(1)(B)	Letter of Transmittal (including Internal Revenue Service Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO-T filed by the Purchaser on May 12, 2026).

(a)(1)(C)	Press Release issued by the Purchaser on May 11, 2026 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by the Purchaser on May 11, 2026).

(a)(1)(D)	Summary Advertisement as published in The Wall Street Journal on May 12, 2026 (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO-T filed by the Purchaser on May 12, 2026).

(b)	None.

(d)(1)	Purchase Agreement, dated May 10, 2026, by and between the Purchaser and the Company (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 11, 2026).

(d)(2)	Form of Equity Distribution Agreement (incorporated by reference to Exhibit 10.23 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 filed on February 25, 2026).

(d)(3)
Amended and Restated Investment Advisory Agreement, dated as of June 16, 2021, by and between the Company and the Adviser (incorporated by reference to Exhibit 10.1 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 filed on February 25, 2026).

(d)(4)
Administration Agreement, dated as of April 9, 2018, by and between the Company and the Adviser (incorporated by reference to Exhibit 10.2 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 filed on February 25, 2026).

(d)(5)
Amendment No. 1 to Third Amended and Restated Senior Secured Revolving Credit Agreement, dated as of May 8, 2026, by and among the Company, JPMorgan Chase Bank, N.A. and each of the lenders party thereto (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2026 filed on May 11, 2026).

(d)(6)
Underwriting Agreement, dated June 1, 2026, by and among the Company, the Adviser and BofA Securities, Inc., BMO Capital Markets Corp., J.P. Morgan Securities LLC, KKR Capital Markets LLC, RBC Capital Markets, LLC and SMBC Nikko Securities America, Inc., as representatives of the underwriters named in Schedule A thereto (incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 8-K filed on June 2, 2026).

(g)	None.

(h)	None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 5, 2026

KKR Alternative Assets L.P.

By: KKR Alternative Assets Limited, its general partner

By:	/s/ Noah Greenhill
Name: Noah Greenhill
Title: Authorized Signatory

KKR Alternative Assets Limited

By:	/s/ Noah Greenhill
Name: Noah Greenhill
Title: Authorized Signatory